Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

November 6, 2008

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Edwin S. Kim

Re:	Potlatch Forest Products Corporation

(to be renamed Clearwater Paper Corporation)

Form 10 filed October 10, 2008

(SEC File No. 001-34146)

Dear Mr. Kim:

On behalf of Potlatch Forest Products Corporation (to be renamed Clearwater Paper Corporation) (the “Company”), we are transmitting for filing a copy of Amendment No. 3 (the “Amendment”) to the Form 10 Registration Statement (SEC File No. 001-34146) (the “Registration Statement”), with the information statement attached as Exhibit 99.1 thereto marked to show changes from the information statement previously filed as an exhibit to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 10, 2008.

The Amendment contains updated financial statements through the period ended September 30, 2008, describes certain changes to the Company’s debt arrangements resulting from current credit market conditions and responds to comments received from the Commission staff (the “Staff”) by letter dated October 21, 2008. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

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U.S. Securities and Exchange Commission

November 6, 2008

General

1.	We note your response to comment 1 of our letter dated October 3, 2008, and we reissue the comment. Please complete the remaining unfinished parts of your filing as soon as possible in order for us to complete our review. In addition, please file your debt agreements as soon as they are finalized and any other outstanding exhibits. Also, please complete your share and per share information.

Response: The Company has made revisions throughout the information statement to complete substantially all of the unfinished parts. Specifically, the revised information statement (i) sets forth the expected distribution ratio (i.e., one share of the Company’s common stock will be distributed for every 2.5 shares of Potlatch Corporation’s common stock outstanding as of the record date), (ii) adds information about two additional directors that are expected to join the Company’s board of directors upon completion of the spin-off, (iii) in response to the Staff’s comment below, provides historical compensation information for two of the five named executive officers, and (iv) includes the required beneficial ownership information based on the expected distribution ratio. The Company advises the Staff that it is currently negotiating the final terms of its new revolving credit facility and expects to file that agreement, along with the two remaining exhibits, in an amendment to the Registration Statement to be filed prior to the Company’s request for effectiveness of the Registration Statement.

Compensation Discussion and Analysis, page 10

2.	We reissue comment six of our letter dated October 3, 2008. In providing your analysis, focus specifically on whether disclosure should be required for Messrs. Seamans and DeVleming. In particular we note that they will be performing substantially similar duties and responsibilities following the spin-off.

Response: In response to the Staff’s comment, the Company has added disclosure pursuant to Item 402 of Regulation S-K for Messrs. Seamans and DeVleming.

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U.S. Securities and Exchange Commission

November 6, 2008

The Company currently expects that Potlatch Corporation’s board of directors will declare the distribution of the Company’s shares in late November or early December 2008, with an expected distribution date in the middle of December 2008. As such, the Company respectfully requests that the Staff provide any remaining comments to the Registration Statement by November 14, 2008, so as to enable the Company sufficient time to respond to any further comments and thereafter be in a position to file a final amendment inserting the record and distribution dates and related information and request acceleration of the effectiveness of the Registration Statement promptly following the board meeting to declare the distribution. Please let us know as soon as possible if you see any impediments to this schedule.

Should you have any questions regarding this filing, please do not hesitate to contact me at (415) 983-6117.

Sincerely yours,

/s/ Justin D. Hovey
Justin D. Hovey

cc:	Pamela Mull
Michael Gadd
Blair White
Heidi Mayon

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